Exhibit 99.1

News Release

December 24, 2021

SSR MINING ANNOUNCES COMMISSIONING AND RAMP-UP OF THE ÇÖPLER FLOTATION CIRCUIT

Çöpler Remains Well On Track For 2021 Production & Cost Guidance

DENVER - SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) (“SSR Mining”) is pleased to announce the commencement of commissioning and ramp-up activities at Çöpler’s sulfide plant flotation circuit following the receipt of all required permits and approvals. A key component of the 2020 Çöpler District Master Plan (“CDMP20”), the Çöpler flotation circuit was completed on time and on budget in the third quarter of 2021. The flotation circuit utilizes latent capacity in the sulfide plant, and its commissioning is anticipated to increase the gold and sulfide sulfur grades processed through the autoclaves, reduce reagent use, and increase total sulfide plant throughput and gold production.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Alex Hunchak, Director, Corporate Development and Investor Relations

SSR Mining Inc.

E-Mail: invest@ssrmining.com

Phone: +1 (416) 306-5789

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SOURCE: SSR Mining Inc.

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Cautionary Note Regarding Forward-Looking Information

Except for statements of historical fact relating to the Company, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and the Company’s other public filings. Forward-looking information relates to statements concerning the Company’s outlook and anticipated events or results and, in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

Forward-looking information in this press release is based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking information in this press release include statements concerning, among other things: forecasts; outlook; production costs and performance of the Company’s processing facilities. Forward-looking information is only a prediction based on the Company’s current expectations and the Company’s projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in the Company’s filings on the Company’s website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, the Company does not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.

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